                                                    DUQUESNE LIGHT EXHIBIT 12.1


                     Duquesne Light Company and Subsidiary

               Calculation of Ratio of Earnings to Fixed Charges
                             (Thousands of Dollars)


                                                          Three Months Ended                       Year Ended
                                                               March 31,                           December 31,
                                                                 2000        1999       1998           1997       1996       1995
                                                              ----------  ---------------------------------------------------------
FIXED CHARGES:
  Interest on long-term debt                                    $ 19,204   $ 76,938   $ 75,810       $ 81,592   $ 82,505   $ 89,139
  Other interest                                                   2,094      4,809      1,290            752      1,632      2,599
  Monthly Income Preferred Securities dividend requirements        3,141     12,562     12,562         12,562      7,921         --
  Amortization of debt discount, premium and expense - net           601      2,516      5,266          5,828      5,973      6,252
  Portion of lease payments representing an interest factor        1,884     42,973     44,146         44,208     44,357     44,386
                                                              ----------  ---------------------------------------------------------
    Total Fixed Charges                                         $ 26,924   $139,798   $139,074       $144,942   $142,388   $142,376
                                                              ----------  ---------------------------------------------------------

EARNINGS:
  Income from continuing operations                             $ 39,836   $151,020   $148,548       $141,820   $149,860   $151,070
  Income taxes                                                     3,676     76,127*    74,912*        73,838*    83,008*    92,894*

  Fixed charges as above                                          26,924    139,798    139,074        144,942    142,388    142,376
                                                              ----------  ---------------------------------------------------------
    Total Earnings                                              $ 70,436   $366,945   $362,534       $360,600   $375,256   $386,340
                                                              ----------  ---------------------------------------------------------
RATIO OF EARNINGS TO FIXED CHARGES                                  2.62       2.62       2.61           2.49       2.64       2.71
                                                              ==========  =========================================================


  *Earnings related to income taxes reflect a $3.0 million, $12 million, $17 million, $12 million, and $13.5 million decrease for the twelve months ended December 31, 1999, 1998, 1997, 1996 and 1995, respectively, due to a financial statement reclassification related to Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. The ratio of earnings to fixed charges, absent this reclassification equals 2.65, 2.69, 2.61, 2.72 and 2.81 for the twelve months ended December 31, 1999, 1998, 1997, 1996 and 1995, respectively.